                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                -----------------


                               Amendment No. 3 to


                                 SCHEDULE 13E-3

                                 (RULE 13e-100)
           TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

                                 SUNSOURCE INC.
                -------------------------------------------------
                              (Name of the Issuer)

                                 SunSource Inc.

                Maurice P. Andrien, Jr.           James P. Waters
                  Joseph M. Corvino               Dennis G. Blake
                 Max W. Hillman, Jr.             Richard A. Buller
                   Richard Hillman               Kenneth H. Foskey
                  Stephen W. Miller               Michael Mueller
                  George L. Heredia                 Mark Yeary
                    Gary L. Seeds              John H. Marshall III
                    Terry R. Rowe                John P. McDonnell

                           Allied Capital Corporation
                  Allied Capital Lock Acquisition Corporation
               --------------------------------------------------
                      (Names of Person(s) Filing Statement)

                                  Common Stock
               --------------------------------------------------
                         (Title of Class of Securities)
                                    867948101
               --------------------------------------------------
                      (CUSIP Number of Class of Securities)


        Maurice P. Andrien, Jr.                        William L. Walton
            SunSource Inc.                        Allied Capital Corporation
         3000 One Logan Square                   1919 Pennsylvania Ave., N.W.
        Philadelphia, PA 19103                      Washington, D.C. 20006
            (215) 282-1290                              (202) 331-1112

               --------------------------------------------------
  (Name, Address, and Telephone Numbers of Person Authorized to Receive Notices
         and Communications on Behalf of the Person(s) Filing Statement)
                                 with a copy to:

          Thomas J. Sharbaugh                            Steven B. Boehm
            Andrew Hamilton                              Cynthia M. Krus
       Morgan Lewis & Bockius LLP                Sutherland Asbill & Brennan LLP
            1701 Market St.                        1275 Pennsylvania Ave., N.W.
         Philadelphia, PA 19103                       Washington, D.C. 20004
             (215) 963-5000                               (202) 383-0100

        This statement is filed in connection with (check the appropriate box):

        a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

        b. [_] The filing of a registration statement under the Securities Act of 1933.

        c.     [_]   A tender offer.

        d.     [_]  None of the above.


        Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]


        Check the following box if the filing is a final amendment reporting the results of the transaction: [_]

                                 Calculation of Filing Fee
                                 -------------------------
           Transaction Valuation*               Amount of Filing Fee**
           ----------------------               ----------------------
           $71,590,405                          $14,318.08


        * The transaction valuation was determined based upon the 6,900,280 shares of common stock, par value $0.01 per share, proposed to be acquired by the acquiror.

        ** The amount of the filing fee, calculated in accordance with Rule 0-11(c) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the securities proposed to be acquired.

   [X] Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

        (1)    Amount Previously Paid: $14,318.08

        (2) Form, Schedule or Registration Statement No.: Preliminary Proxy Statement on Schedule 14A

        (3)    Filing Party: SunSource Inc.

        (4)    Date Filed: July 11, 2001

                                  INTRODUCTION

        This Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3") is being filed by: (1) SunSource Inc., a Delaware corporation ("SunSource") and the issuer of the equity securities which are the subject of the transaction, (2) Allied Capital Corporation, a Maryland corporation
("Allied Capital"), (3) Allied Capital Lock Acquisition Corporation, a Delaware corporation and wholly owned subsidiary of Allied Capital ("Merger Sub") and
(4) Maurice P. Andrien, Jr., Joseph M. Corvino, Max W. Hillman, Jr., Richard Hillman, Stephen W. Miller, George L. Heredia, Gary L. Seeds, Terry R. Rowe, James P. Waters, Dennis G. Blake, Richard A. Buller, Kenneth H. Foskey, Michael Mueller, Mark Yeary, John H. Marshall III, John P. McDonnell, each an individual and shareholder of SunSource (collectively, the "Filing Persons").



        This Schedule 13E-3 relates to the Agreement and Plan of Merger (the "Merger Agreement"), dated as of June 18, 2001, by and among Allied Capital, SunSource and Merger Sub, pursuant to which Merger Sub will merge with and into SunSource, with SunSource as the surviving corporation (the "Merger"). Under the terms and subject to the conditions of the merger agreement, shareholders of SunSource will be entitled to receive $10.375 in cash for each share of SunSource common stock held by them as more fully described in the proxy statement on Schedule 14A. Upon consummation of the merger, Allied Capital will own approximately 94% of SunSource, and the Filing Persons will own approximately 6% of SunSource on a fully diluted basis, taking into account the rollover options as described in the Proxy Statement (as defined below).




        Concurrently with the filing of this Schedule 13E-3, SunSource is filing with the Securities and Exchange Commission a Definitive Proxy Statement on Schedule 14A (together with any amendments filed thereto, the "Proxy Statement"), relating to the special meeting of shareholders of SunSource, and any adjournments or postponements thereof, at which the shareholders of SunSource will consider and vote upon, among other things, a proposal to approve and adopt the Merger Agreement and approve the Merger. A copy of the Proxy Statement is attached hereto as Exhibit (a)(1) and a copy of the Merger Agreement is included as Appendix A to the Proxy Statement and incorporated by reference therefrom as Exhibit (a)(1)(A) to this Schedule 13E-3.





        Pursuant to General Instructions F and G of Schedule 13E-3, the Definitive Proxy Statement on Schedule 14A was filed via EDGAR on August 29, 2001 and is incorporated herein by reference. Capitalized terms used but not defined in this Schedule 13E-3 shall have the meanings given to them in the Proxy Statement.



        By filing this Schedule 13E-3, none of the Filing Persons concedes that Rule 13e-3 is applicable to the merger or the other transactions contemplated by the merger agreement.

Item 1.    SUMMARY TERM SHEET.

        The information set forth under "Summary Term Sheet" and "Questions and Answers about the Merger" in the Proxy Statement is incorporated herein by reference.

Item 2.    SUBJECT COMPANY INFORMATION.

        (a) NAME AND ADDRESS. The information set forth on the cover page to the Proxy Statement and in the section entitled "Summary Term Sheet - Parties to the Merger" is incorporated herein by reference.


        (b) SECURITIES. The information set forth under "The SunSource Special Meeting - Voting Information" in the Proxy Statement is incorporated herein by reference.

        (c) TRADING MARKET AND PRICE. The information set forth under "Price Range of Common Stock" in the Proxy Statement is incorporated herein by reference.

        (d) DIVIDENDS. The information set forth under "Information Relating to SunSource - Dividends" in the Proxy Statement is incorporated herein by reference.

        (e) PRIOR PUBLIC OFFERINGS. The information set forth under "Transactions in Common Stock by Certain Persons - 1998 Public Offering" is incorporated herein by reference.

        (f) PRIOR STOCK PURCHASES. The information set forth under "Transactions in Common Stock by Certain Persons" in the Proxy Statement is incorporated herein by reference.

Item 3. IDENTITY AND BACKGROUND OF FILING PERSON.

        (a)-(c) NAME AND ADDRESS, BUSINESS AND BACKGROUND OF ENTITIES AND BUSINESS AND BACKGROUND OF NATURAL PERSONS. The information set forth under "Management of SunSource", "Information about the Continuing Shareholders" and "Management of Allied Capital" in the Proxy Statement is incorporated herein by reference.

Item 4.    TERMS OF THE TRANSACTION.


        (a) MATERIAL TERMS. The information set forth under "Summary Term Sheet," "The Merger Proposal" and "The Merger Agreement" is incorporated herein by reference. Appendix A to the Proxy Statement and Exhibits (d)(1), (d)(2),
(d)(3), (d)(4) and (d)(5) to this Schedule 13E-3 also are incorporated herein by reference in their entirety.



        (b) DIFFERENT TERMS. The information set forth under "Summary Term Sheet - The Merger Proposal," "Summary Term Sheet - Interests of SunSource's Officers and Directors in the Merger," "Summary Term Sheet - Related Transactions," "The Merger Proposal - Interests of Certain Persons in the Merger," "The Merger Proposal - Related Transactions" and "The Merger Proposal
- Change of Control Benefits" is incorporated herein by reference. Appendix A to the Proxy Statement and Exhibits (d)(1), (d)(2), (d)(3), (d)(4), (d)(5),
(d)(8), (e)(1) and (e)(2) to this Schedule 13E-3 are incorporated herein by reference.


        (c) APPRAISAL RIGHTS. The information set forth under "The Merger Proposal - Dissenters' Rights of Appraisal" in the Proxy Statement is hereby incorporated by reference.

        (d) PROVISIONS FOR UNAFFILIATED SECURITY HOLDERS.  None.

        (e) ELIGIBILITY FOR LISTING OR TRADING.  Not Applicable.

Item 5.    PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.


        (a)-(c) TRANSACTIONS, SIGNIFICANT CORPORATE EVENTS, NEGOTIATIONS OR CONTACTS. The information set forth under "The Merger Proposal - Background of the Merger," "The Merger Agreement," "The Merger Proposal - Interest of Certain Persons in the Merger," "The Merger Proposal - Related Transactions," "Information Relating to SunSource" and "Transactions in Common Stock by Certain Persons" in the proxy statement is incorporated herein by reference. Exhibits


(d)(1), (d)(2), (d)(3), (d)(4), (d)(5), (d)(6), (d)(7), (e)(1) and (e)(2) to
this Schedule 13E-3 also are incorporated herein by reference in their respective entireties.


        (e) AGREEMENTS INVOLVING THE SUBJECT COMPANY'S SECURITIES. The information set forth under "The SunSource Special Meeting - Voting Information," "The Merger Proposal - Equity Purchase," "The Merger Proposal-Interests of Certain Persons in the Merger," "The Merger Agreement," in the Proxy Statement is incorporated herein by reference. Appendix A to the Proxy Statement and Exhibits (d)(1), (d)(2), (d)(3), (d)(4), (d)(5), (d)(6),
(d)(7), (e)(1) and (e)(2) to this Schedule 13E-3 also are incorporated herein by reference in their respective entireties.


Item 6.    PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

        (a) USE OF SECURITIES ACQUIRED.  The information set forth under
"The Merger Proposal" and "Allied Capital's Reasons for the Merger" in the Proxy Statement is incorporated herein by reference.

        (b) PLANS.

            (1)-(2) The information set forth under "The Merger Proposal," "The Merger Proposal - Related Transactions," "The Merger Agreement," and "Information Relating to SunSource" in the Proxy Statement is incorporated herein by reference.

            (3)    Not Applicable.


            (4)-(5) The information set forth under "The Merger
Proposal," "The Merger Agreement," "The Merger Proposal - Interests of Certain Persons in the Merger" and "The Merger Proposal - Related Transactions" in the Proxy Statement is incorporated herein by reference. Exhibits (d)(1), (d)(2),
(d)(3), (d)(4), (d)(5), (d)(6), (d)(7) and (e)(1) to this Schedule 13E-3 also are incorporated  herein by reference in their respective entireties.



            (6)-(8) The information set forth under "Summary Term Sheet," "The Merger Agreement - Delisting and Deregistration of SunSource Common Stock" and "The Merger Proposal - Trust Preferred Securities" in the Proxy Statement is incorporated herein by reference.



Item 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS IN A GOING-PRIVATE TRANSACTION.

        (a) PURPOSES. The information set forth under "The Merger Proposal" "The Merger Proposal - Reasons for the Recommendation of the SunSource Board of Directors and "The Merger Proposal - Allied Capital's Reasons for the Merger" in the Proxy Statement is incorporated herein by reference.


        (b) ALTERNATIVES. The information set forth under "The Merger Proposal - Background to the Merger," and "The Merger Proposal - Fairness Opinion of SunSource's Financial Advisor" in the Proxy Statement is incorporated herein by reference.


        (c) REASONS. The information set forth under "The Merger Proposal - Reasons for the Recommendation of the SunSource Board of Directors," "The Merger Prosposal - Allied Capital's Reasons for the Merger" and "The Merger Proposal - Fairness Opinion of SunSource's Financial Advisor" in the Proxy Statement is incorporated herein by reference. Appendix B to the Proxy Statement and Exhibits
(c)(1), (c)(2), (c)(3), (c)(4), and (c)(5) to this Schedule 13E-3 also are incorporated herein by reference in their respective entireties.



        (d) EFFECTS. The information set forth under "The Merger Proposal - The Exchange," "The Merger Proposal - Interests of Certain Persons in the Merger," "The Merger Proposal - Related Transactions," "The Merger Proposal - Change of Control Benefits," "The Merger Agreement," "The Merger Agreement - Material Federal Income Tax Consequences" and "Security Ownership of Certain Beneficial Owners and Management of SunSource" in the Proxy Statement is incorporated herein by reference. Appendix A to the Proxy Statement and Exhibits (a)(1)(4)
(d)(5), (d)(6), (d)(7), (e)(1) and (e)(2) to this Schedule 13E-3 also are incorporated herein by reference in their respective entireties.


Item 8.    FAIRNESS OF THE TRANSACTION.


        (a) FAIRNESS. The information set forth under "The Merger Proposal - Reasons for the Recommendation of SunSource's Board of Directors," "The Merger Proposal - Recommendation of SunSource's Board of Directors," "The Merger Proposal - Allied Capital's Reasons for the Merger," "The Merger Proposal - Belief of the Filing Persons in the Fairness of the Merger," "The Merger Proposal - Fairness Opinion of SunSource's Financial Advisor" and "The Merger-Interests of Certain Persons in the Merger" in the Proxy Statement is incorporated herein by reference. Appendix B to the Proxy Statement is incorporated herein by reference. Exhibits (c)(1), (c)(2), (c)(3), (c)(4) and
(c)(5) to this Schedule 13E-3 are incorporated herein by reference in their respective entireties.



        (b) FACTORS CONSIDERED IN DETERMINING FAIRNESS. The information set forth under "The Merger Proposal - Reasons for the Recommendation of SunSource's Board of Directors, " "The Merger Proposal - Recommendation of SunSource's Board of Directors," "The Merger Proposal - Fairness Opinion of SunSource's Financial Advisor," "The Merger Proposal - Belief of the Filing Persons in the Fairness of the Merger" and "The Merger Proposal - Interests of Certain Persons in the Merger" in the Proxy Statement is incorporated herein by reference. Appendix
B to the Proxy Statement also is incorporated herein by reference in its entirety. Exhibits (c)(1), (c)(2), (c)(3), (c)(4) and (c)(5) to this Schedule 13E-3 are incorporated herein by reference in their respective entireties.



        (c) APPROVAL OF SECURITY HOLDERS. The information set forth under "The SunSource Special Meeting - Voting Information," "The Merger Proposal -
Belief of the Filing Persons in the Fairness of the Merger" and in the Proxy Statement is incorporated herein by reference. Exhibits (d)(1), (d)(5) and (f) to this Schedule 13E-3 are incorporated herein by reference in their respective entireties.

        (d) UNAFFILIATED REPRESENTATIVES. The information set forth under "The Merger Proposal - Background of the Merger," "The Merger Proposal - Reasons for the Recommendation of SunSource's Board of Directors," "The Merger Proposal - Interests of Certain Persons in the Merger" and "The Merger Proposal - Belief of the Filing Persons in the Fairness of the Merger" in the Proxy Statement is incorporated herein by reference. Appendix B to the Proxy Statement is incorporated herein by reference in its entirety. Exhibits (c)(1) and (c)(5) to this Schedule 13E-3 is incorporated herein by reference in their respective entireties.


        (e) APPROVAL OF DIRECTORS. The information set forth under "The Merger Proposal - Reasons for the Recommendation of SunSource's Board of Directors," "The Merger Proposal - Recommendation of SunSource's Board of Directors," "The Merger Proposal - Background of the Merger," "The Merger Proposal - Belief of the Filing Persons in the Fairness of the Merger," and "The Merger-Interests of Certain Persons in the Merger" in the Proxy Statement is incorporated herein by reference.

        (f) OTHER OFFERS. The information set forth under "The Merger Proposal - Background of the Merger," "The Merger Proposal - Reasons for the
Recommendation of SunSource's Board of Directors" and "The Merger Proposal - Recommendation of SunSource's Board of Directors" in the Proxy Statement is incorporated herein by reference.

Item 9.    REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.


        (a)-(c) REPORT, OPINION OR APPRAISAL, PREPARER AND SUMMARY OF THE REPORT, OPINION OR APPRAISAL AND AVAILABILITY OF DOCUMENTS. The information set forth under "The Merger Proposal - Fairness Opinion of SunSource's Financial Advisor" in the Proxy Statement is incorporated herein by reference. Appendix B to the Proxy Statement also is incorporated herein by reference in its entirety. Exhibits (c)(1), (c)(2), (c)(3), (c)(4) and (c)(5) are incorporated herein by reference in their respective entireties.


Item 10.   SOURCE OR AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        (a), (b), (d) SOURCE OF FUNDS, CONDITIONS, BORROWED FUNDS. The information set forth in "The Merger Proposal - Financing the Merger" in the Proxy Statement is incorporated herein by reference. Exhibit (b) to this
Schedule 13E-3 is hereby incorporated by reference in its entirety.

        (c) EXPENSES. The information set forth under "The Merger Agreement -Termination; Fees" and "The Merger Agreement -- Expenses and Fees" in the Proxy Statement is incorporated herein by reference.

Item 11.   INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

        (a) SECURITIES OWNERSHIP. The information set forth under "The Merger Proposal -Interests of Certain Persons in the Merger," "The Merger Proposal - Equity Purchase," "The Merger Proposal - Change of Control Benefits" and "Information Relating to SunSource - Security Ownership of Certain Beneficial Owners and Management of SunSource" in the Proxy Statement is incorporated herein by reference.

        (b) SECURITIES TRANSACTIONS. The information set forth under "Transactions in Common Stock by Certain Persons" in the Proxy Statement is incorporated herein by reference.

Item 12.   THE SOLICITATION OR RECOMMENDATION.

        (a) INTENT TO TENDER OR VOTE IN A GOING-PRIVATE TRANSACTION. The information set forth under "The SunSource Special Meeting - Voting Information," "The Merger Proposal-Interests of Certain Persons in the Merger" and "The Merger Agreement" in the Proxy Statement is incorporated herein by reference. Exhibits (d)(1) and (d)(4) to this Schedule 13E-3 also are incorporated herein by reference in their respective entireties.

        (b) RECOMMENDATIONS OF OTHERS. The information set forth under "The Merger Proposal - Recommendation of SunSource's Board of Directors," "The Merger Proposal - Fairness Opinion of SunSource's Financial Advisor" and "The Merger Proposal - Belief of the Filing Persons in the Fairness of the Merger" in the Proxy Statement is incorporated herein by reference.

Item 13.   FINANCIAL STATEMENTS.

        (a) FINANCIAL INFORMATION. The information set forth under "Selected Consolidated Financial Data" and the Financial Statements set forth under "Index to Financial Statements" in the Proxy Statement are incorporated herein by reference.

        (b) PRO FORMA INFORMATION. Not Applicable.

Item 14.   PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

        (a), (b) SOLICITATIONS OR RECOMMENDATIONS, EMPLOYEES AND CORPORATE ASSETS. The information set forth under "The SunSource Special Meeting," "The Merger Proposal - Fairness Opinion of SunSource's Financial Advisor" and "The Merger Agreement -Termination; Fees" in the Proxy Statement is incorporated herein by reference.

Item 15.   ADDITIONAL INFORMATION.

        (a) OTHER MATERIAL INFORMATION. The information contained in the Proxy Statement, all Appendices to the Proxy Statement and Exhibits to this
Schedule 13E-3 are incorporated herein by reference in their respective entireties.

Item 16.   EXHIBITS.


      (a)(1)* Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on August 29, 2001.



      (a)(1)(A)* Plan and Agreement of Merger dated as of June 18, 2001 by and among SunSource Inc., Allied Capital Corporation and Allied Capital Lock Acquisition Corporation, filed as Appendix A to the Definitive Proxy Statement on Schedule 14A as filed with the Securities and Exchange Commission August 29, 2001.


      (a)(2)* Press Release dated July 2, 2001 filed as Additional Proxy Material on July 2, 2001.

      (a)(5)* Press Release filed as Exhibit 99.1 to the Current Report on Form 8-K as filed by SunSource Inc. with the Securities and Exchange Commission on June 21, 2001.


      (b)*      Second Amended and Restated Credit Agreement dated as of
                August 3, 2001, by and among Allied Capital, as borrower, Bank of America, N.A., as administrative agent, Banc of America Securities LLC, as sole lead arranger and sole book manager, First Union National Bank, as syndication Agent, Fleet National Bank, as documentation Agent, Riggs Bank, N.A., as managing agent and Credit Lyonnais New York Branch, Branch Banking & Trust Co., Chevy Chase Bank, F.S.B. and Deutsche Bank AG, New York, as co-agents, filed as exhibit f.2.g to Allied Capital's registration statement on Form N-2 filed on Allied Capital's behalf with the Securities and Exchange Commission on August 10, 2001 (File No. 333-67336).



      (c)(1)* Fairness opinion of Janney Montgomery Scott LLC, filed as Appendix B to the Preliminary Proxy Statement on Schedule 14A as filed with the Securities and Exchange Commission July 11, 2001.



      (c)(2)* Presentation to the Board of Directors of SunSource by Janney Montgomery Scott LLC dated April 19, 2001.



      (c)(3)* Presentation to the Board of Directors of SunSource by Janney Montgomery Scott LLC dated June 15, 2001.



      (c)(4)* Presentation to the Board of Directors of SunSource by Janney Montgomery Scott LLC dated August 15, 2001.




      (c)(5)* Fairness opinion of Janney Montgomery Scott LLC, filed as Appendix B to the Definitive Proxy Statement on Schedule 14A as filed with the Securities and Exchange Commission on August 29, 2001.



      (d)(1)*   Voting and Support Agreement.



      (d)(2)+*  Form of Equity Purchase Agreement.



      (d)(3)* Escrow Agreement dated as of June 18, 2001 by and among Max W. Hillman, Jr., Richard P. Hillman, Gary Seeds, Dennis Blake John McDonnell, Allied Capital Corporation and Citibank, N.A.


      (d)(4)* Joinder Agreement dated as of July 16, 2001, by and among Terry Rowe, Jim Waters, John Marshall, Ken Foskey, Rick Buller and Gary Seeds, Max Hillman as representative of the Purchasers, Allied Capital and Citibank, N.A.


      (d)(5)*   Form of Stockholders Agreement.



      (d)(6)* Termination Agreement dated as of June 18, 2001 by and among SunSource, Lehman Brothers, Donald T. Marshall, John P. McDonnell, Norman V. Edmonson, Harold Cornelius, Max W. Hillman, Joseph M. Corvino and the respective S corporations of Marshall, McDonnell, Edmonson, Cornelius, Hillman and Corvino.



      (d)(7)* Amendment of Rights Agreement dated as of June 18, 2001 by and between SunSource and Registrar and Transfer Company.



      (d)(8)*   Form of Series B preferred stock Certificate of Designation.



      (e)(1)++* Employment Agreement by and between SunSource Inc. and Maurice
                P. Andrien, Jr. entered into June 18, 2001.



      (e)(2)*   Employment Agreement by and between SunSource Inc. and Stephen
                W. Miller entered into June 18, 2001.




      (f)* Section 262 of the Delaware General Corporation Law, incorporated by reference to Appendix C to the Definitive Proxy Statement on Schedule 14A as filed with the Securities and Exchange Commission August 29, 2001.



---------------------------------
      *         Previously Filed.


      + The following is a list of persons who entered into Equity Purchase Agreements on June 18, 2001 and the material details in which such Equity Purchase Agreements differ from the Form of Equity Purchase Agreement attached hereto as Exhibit (d)(2):

                                                                           Additional Shares of
                       Shares of SunSource stock           Purchase       SunSource stock to be              Number of
        Name      to be purchased from Allied Capital        Price       contributed to SunSource         Rollover Options
        ----      -----------------------------------      --------      ------------------------         ----------------
Maurice Andrien                     0                      $      0                19,880                       130,000
Joseph Corvino                      0                      $      0                 8,711                        65,000
Max Hillman                    23,202                      $240,717                32,220                        67,500
Steve Miller                        0                      $      0                20,000                        50,000
Richard Hillman                41,205                      $427,500                     0                        20,000
George Heredia                      0                      $      0                     0                        10,000
Gary Seeds                      3,855                      $ 40,000                     0                        12,500
Terry Rowe                      2,410                      $ 25,000                     0                         9,000
Jim Waters                      2,410                      $ 25,000                     0                         9,000
Dennis Blake                   24,096                      $250,000                     0                         9,000
Rick Buller                     2,410                      $ 25,000                   175                         8,000
Ken Foskey                      2,410                      $ 25,000                     0                         9,000
Michael Mueller                     0                      $      0                     0                        10,000
Mark Yeary                          0                      $      0                     0                        10,000
John McDonnell                 57,831                      $600,000                     0                        20,000
John Marshall                   3,373                      $ 35,000                     0                         4,000

      ++ The following is a list of persons who entered into Employment Agreements on June 18, 2000 and the material details in which such Employment Agreements differ from the Employment Agreement attached hereto as Exhibit (e)(1):

        Name                Base Salary                 Term                           Other Material Differences
        ----                -----------                 ----                           --------------------------
Joseph M. Corvino            $250,000                  4 years            No minimum on severance payments pursuant to Section 7(a).

Max W. Hillman               $350,000                  4 years            No minimum on severance payments pursuant to Section 7(a).
                                                                          Mr Hillman may not compete with SunSource for the longer
                                                                          of (1) one year after termination, (2) two years after
                                                                          termination if receiving payments under Section 7(a) or
                                                                          (3) one year following a final determination that
                                                                          employee violated Employment Agreement.

                                    SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  August 28, 2001



                                       SUNSOURCE INC.



                                       By:  /s/ Maurice P. Andrien, Jr.
                                            ----------------------------------
                                            Name:  Maurice P. Andrien, Jr.
                                            Title:  Chief Executive Officer





                                       By:  /s/ Joseph M. Corvino
                                            ----------------------------------
                                            Name: Joseph M. Corvino
                                            Title:  Chief Financial Officer



                                       ALLIED CAPITAL CORPORATION


                                       By:  /s/ Joan M. Sweeney
                                            ----------------------------------
                                            Name:  Joan M. Sweeney
                                            Title:  Managing Director and
                                                    Chief Operating Officer


                                       ALLIED CAPITAL LOCK ACQUISITION
                                       CORPORATION

                                       By:  /s/ Daniel L. Russell
                                            ----------------------------------
                                            Name: Daniel L. Russell
                                            Title: Secretary



                                            /s/ MAURICE P. ANDRIEN, JR.
                                            ----------------------------------
                                            MAURICE P. ANDRIEN, JR.






                                            /s/ JOSEPH M. CORVINO
                                            ----------------------------------
                                            JOSEPH M. CORVINO





                                            /s/ MAX W. HILLMAN
                                            ----------------------------------
                                            MAX W. HILLMAN





                                            /s/ RICHARD HILLMAN
                                            ----------------------------------
                                            RICHARD HILLMAN




                                            /s/ STEPHEN W. MILLER
                                            ----------------------------------
                                            STEPHEN W. MILLER





                                            /s/ GEORGE L. HEREDIA
                                            ----------------------------------
                                            GEORGE L. HEREDIA






                                            /s/ GARY L. SEEDS
                                            ----------------------------------
                                            GARY L. SEEDS






                                            /s/ TERRY R. ROWE
                                            ----------------------------------
                                            TERRY R. ROWE






                                            /s/ JAMES P. WATERS
                                            ----------------------------------
                                            JAMES P. WATERS






                                            /s/ DENNIS G. BLAKE
                                            -----------------------------------
                                            DENNIS G. BLAKE






                                            /s/ RICHARD A. BULLER
                                            ----------------------------------
                                            RICHARD A. BULLER






                                            /s/ KENNETH H. FOSKEY
                                            ----------------------------------
                                            KENNETH H. FOSKEY






                                            /s/ MICHAEL MUELLER
                                            ----------------------------------
                                            MICHAEL MUELLER






                                            /s/ MARK YEARY
                                            ----------------------------------
                                            MARK YEARY






                                            /s/ JOHN H. MARSHALL, III
                                            ----------------------------------
                                            JOHN H. MARSHALL, III





                                            /s/ JOHN P. MCDONNELL
                                            ----------------------------------
                                            JOHN P. MCDONNELL

                                 EXHIBIT INDEX


      (a)(1)* Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on August 29, 2001.



   (a)(1)(A)* Plan and Agreement of Merger dated as of June 18, 2001 by and among SunSource Inc., Allied Capital Corporation and Allied Capital Lock Acquisition Corporation, filed as Appendix A to the Definitive Proxy Statement on Schedule 14A as filed with the Securities and Exchange Commission August 29, 2001.


      (a)(2)* Press Release dated July 2, 2001 filed as Additional Proxy Material on July 2, 2001.

      (a)(5)* Press Release filed as Exhibit 99.1 to the Current Report on Form 8-K as filed by SunSource Inc. with the Securities and Exchange Commission on June 21, 2001.


      (b)*      Second Amended and Restated Credit Agreement dated as of
                August 3, 2001, by and among Allied Capital, as borrower, Bank of America, N.A., as administrative agent, Banc of America Securities LLC, as sole lead arranger and sole book manager, First Union National Bank, as syndication Agent, Fleet National Bank, as documentation Agent, Riggs Bank, N.A., as managing agent and Credit Lyonnais New York Branch, Branch Banking & Trust Co., Chevy Chase Bank, F.S.B. and Deutsche Bank AG, New York, as co-agents, filed as exhibit f.2.g to Allied Capital's registration statement on Form N-2 filed on Allied Capital's behalf with the Securities and Exchange Commission on August 10, 2001 (File No. 333-67336).



      (c)(1)* Fairness opinion of Janney Montgomery Scott LLC, filed as Appendix B to the Preliminary Proxy Statement on Schedule 14A as filed with the Securities and Exchange Commission July 11, 2001.



      (c)(2)* Presentation to the Board of Directors of SunSource by Janney Montgomery Scott LLC dated April 19, 2001.



      (c)(3)* Presentation to the Board of Directors of SunSource by Janney Montgomery Scott LLC dated June 15, 2001.



      (c)(4)* Presentation to the Board of Directors of SunSource by Janney Montgomery Scott LLC dated August 15, 2001.




      (c)(5)* Fairness opinion of Janney Montgomery Scott LLC, filed as Appendix B to the Definitive Proxy Statement on Schedule 14A as filed with the Securities and Exchange Commission August 29, 2001.



      (d)(1)*   Voting and Support Agreement.



      (d)(2)+*  Form of Equity Purchase Agreement.



      (d)(3)* Escrow Agreement dated as of June 18, 2001 by and among Max W. Hillman, Jr., Richard P. Hillman, Gary Seeds, Dennis Blake, John McDonnell, Allied Capital Corporation and Citibank, N.A.


      (d)(4)* Joinder Agreement dated as of July 16, 2001, by and among Terry Rowe, Jim Waters, John Marshall, Ken Foskey, Rick Buller and Gary Seeds, Max Hillman as representative of the Purchasers, Allied Capital and Citibank, N.A.


      (d)(5)*   Form of Stockholders Agreement.



      (d)(6)* Termination Agreement dated as of June 18, 2001 by and among SunSource, Lehman Brothers, Donald T. Marshall, John P. McDonnell, Norman V. Edmonson, Harold Cornelius, Max W. Hillman, Joseph M. Corvino and the respective S corporations of Marshall, McDonnell, Edmonson, Cornelius, Hillman and Corvino.



      (d)(7)* Amendment of Rights Agreement dated as of June 18, 2001 by and between SunSource and Registrar and Transfer Company.



      (d)(8)*   Form of Series B preferred stock Certificate of Designation.



      (e)(1)++* Employment Agreement by and between SunSource Inc. and Maurice
                P. Andrien, Jr. entered into June 18, 2001.



      (e)(2)*   Employment Agreement by and between SunSource Inc. and Stephen
                W. Miller entered into June 18, 2001.




      (f)* Section 262 of the Delaware General Corporation Law, incorporated by reference to Appendix C to the Definitive Proxy Statement on Schedule 14A as filed with the Securities and Exchange Commission August 29, 2001.



------------------------------
      *         Previously Filed.


      + The following is a list of persons who entered into Equity Purchase Agreements on June 18, 2001 and the material details in which such Equity Purchase Agreements differ from the Form of Equity Purchase Agreement attached hereto as Exhibit (d)(2):

                                                                           Additional Shares of
                       Shares of SunSource stock           Purchase       SunSource stock to be              Number of
        Name      to be purchased from Allied Capital        Price       contributed to SunSource         Rollover Options
        ----      -----------------------------------      --------      ------------------------         ----------------
Maurice Andrien                     0                      $      0                19,880                       130,000
Joseph Corvino                      0                      $      0                 8,711                        65,000
Max Hillman                    23,202                      $240,717                32,220                        67,500
Steve Miller                        0                      $      0                20,000                        50,000
Richard Hillman                41,205                      $427,500                     0                        20,000
George Heredia                      0                      $      0                     0                        10,000
Gary Seeds                      3,855                      $ 40,000                     0                        12,500
Terry Rowe                      2,410                      $ 25,000                     0                         9,000
Jim Waters                      2,410                      $ 25,000                     0                         9,000
Dennis Blake                   24,096                      $250,000                     0                         9,000
Rick Buller                     2,410                      $ 25,000                   175                         8,000
Ken Foskey                      2,410                      $ 25,000                     0                         9,000
Michael Mueller                     0                      $      0                     0                        10,000
Mark Yeary                          0                      $      0                     0                        10,000
John McDonnell                 57,831                      $600,000                     0                        20,000
John Marshall                   3,373                      $ 35,000                     0                         4,000

      ++ The following is a list of persons who entered into Employment Agreements on June 18, 2000 and the material details in which such Employment Agreements differ from the Employment Agreement attached hereto as Exhibit (e)(1):

        Name                Base Salary                 Term                           Other Material Differences
        ----                -----------                 ----                           --------------------------
Joseph M. Corvino            $250,000                  4 years            No minimum on severance payments pursuant to Section 7(a).

Max W. Hillman               $350,000                  4 years            No minimum on severance payments pursuant to Section 7(a).
                                                                          Mr Hillman may not compete with SunSource for the longer
                                                                          of (1) one year after termination, (2) two years after
                                                                          termination if receiving payments under Section 7(a) or
                                                                          (3) one year following a final determination that
                                                                          employee violated Employment Agreement.


                                       9